--------------------------------------------------------------------------------
SEC              POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF
1746 (11-02)     INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND
                 UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
--------------------------------------------------------------------------------



                                                     --------------------------
                   UNITED STATES                          OMB APPROVAL
                                                     --------------------------
          SECURITIES AND EXCHANGE COMMISSION         OMB Number: 3235-0145
                                                     --------------------------
             WASHINGTON, D.C. 20549                  Expires: December 31, 2005
                                                     --------------------------
                                                     Estimated average
                                                     burden hours per
                                                     response . . . . . 11
                                                     --------------------------


                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 1)

                    Under the Securities Exchange Act of 1934

                               INAMED CORPORATION
     ---------------------------------------------------------------------
                                (Name of Company)

                          Common Stock, $0.01 par value
     ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                    453235103
     ---------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                               New York, NY 10022
                                (212) 756-2000
     ---------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 6, 2005
     ---------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------                                 --------------------
CUSIP NO. 453235103                                     PAGE 2 OF 11 PAGES
-----------------------                                 --------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        S.A.C. Capital Advisors, LLC
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        AF
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      0
  NUMBER OF      ---------------------------------------------------------------
   SHARES        8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY            3,492,742 (including 1,177,800 shares issuable upon the
    EACH              exercise of options) (see Item 5)
 REPORTING       ---------------------------------------------------------------
PERSON WITH      9    SOLE DISPOSITIVE POWER

                      0
                 ---------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      3,492,742 (including 1,177,800 shares issuable upon the exercise of options) (see Item 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        3,492,742 (including 1,177,800 shares issuable upon the exercise of options) (see Item 5)
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*
                                                                      [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.5% (see Item 5)
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------                                 --------------------
CUSIP NO. 453235103                                     PAGE 3 OF 11 PAGES
-----------------------                                 --------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        S.A.C. Capital Management, LLC
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        AF
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      0
  NUMBER OF      ---------------------------------------------------------------
   SHARES        8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY            3,492,742 (including 1,177,800 shares issuable upon the
    EACH              exercise of options) (see Item 5)
 REPORTING       ---------------------------------------------------------------
PERSON WITH      9    SOLE DISPOSITIVE POWER

                      0
                 ---------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      3,492,742 (including 1,177,800 shares issuable upon the exercise of options) (see Item 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        3,492,742 (including 1,177,800 shares issuable upon the exercise of options) (see Item 5)
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*
                                                                  [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.5% (see Item 5)
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------                                 --------------------
CUSIP NO. 453235103                                     PAGE 4 OF 11 PAGES
-----------------------                                 --------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        S.A.C. Capital Associates, LLC
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        OO
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Anguilla, British West Indies
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      0
  NUMBER OF      ---------------------------------------------------------------
   SHARES        8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY            3,477,978 (including 1,177,800 shares issuable upon the
    EACH              exercise of options) (see Item 5)
 REPORTING       ---------------------------------------------------------------
PERSON WITH      9    SOLE DISPOSITIVE POWER

                      0
                 ---------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      3,477,978 (including 1,177,800 shares issuable upon the exercise of options) (see Item 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        3,477,978 (including 1,177,800 shares issuable upon the exercise of options) (see Item 5)
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*
                                                                  [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.5% (see Item 5)
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------                                 --------------------
CUSIP NO. 453235103                                     PAGE 5 OF 11 PAGES
-----------------------                                 --------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        S.A.C. MultiQuant Fund, LLC
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        OO
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Anguilla, British West Indies
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      0
  NUMBER OF      ---------------------------------------------------------------
   SHARES        8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY            10,664 (see Item 5)
    EACH
 REPORTING       ---------------------------------------------------------------
PERSON WITH      9    SOLE DISPOSITIVE POWER

                      0
                 ---------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      10,664  (see Item 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        10,664 (see Item 5)
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*
                                                                  [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Less than 1% (see Item 5)
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------                                 --------------------
CUSIP NO. 453235103                                     PAGE 6 OF 11 PAGES
-----------------------                                 --------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        S.A.C. Meridian Fund, LLC
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        OO
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Anguilla, British West Indies
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      0
  NUMBER OF      ---------------------------------------------------------------
   SHARES        8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY            4,100 (see Item 5)
    EACH
 REPORTING       ---------------------------------------------------------------
PERSON WITH      9    SOLE DISPOSITIVE POWER

                      0
                 ---------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      4,100  (see Item 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        4,100 (see Item 5)
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*
                                                                  [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Less than 1% (see Item 5)
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------                                 --------------------
CUSIP NO. 453235103                                     PAGE 7 OF 11 PAGES
-----------------------                                 --------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Steven A. Cohen
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        AF
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      0
  NUMBER OF      ---------------------------------------------------------------
   SHARES        8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY            3,492,742 (including 1,177,800 shares issuable upon the
    EACH              exercise of options) (see Item 5)
 REPORTING       ---------------------------------------------------------------
PERSON WITH      9    SOLE DISPOSITIVE POWER

                      0
                 ---------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      3,492,742 (including 1,177,800 shares issuable upon the exercise of options) (see Item 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        3,492,742 (including 1,177,800 shares issuable upon the exercise of options) (see Item 5)
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*
                                                                      [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.5% (see Item 5)
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------

-----------------------                                 --------------------
CUSIP NO. 453235103                                     PAGE 8 OF 11 PAGES
-----------------------                                 --------------------

            Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (the "Amendment No. 1") amends the Schedule 13D filed on November 7, 2005 (the "Original Schedule 13D"). This Amendment No. 1 is being filed by S.A.C. Capital Advisors, LLC ("SAC Capital Advisors"), S.A.C. Capital Management, LLC ("SAC Capital Management"), S.A.C. Capital Associates, LLC ("SAC Capital Associates"), S.A.C. MultiQuant Fund, LLC ("SAC MultiQuant"), SAC Meridian Fund, LLC ("SAC Meridian") and Steven A. Cohen ("Mr. Cohen" and, together with SAC Capital Advisors, SAC Capital Management, SAC Capital Associates, SAC MultiQuant and SAC Meridian, the "Reporting Persons") relating to the shares ("Shares") of Common Stock, par value $0.01, of Inamed Corporation (the "Company"). The Company's principal executive offices are located at 5540 Ekwill Street, Santa Barbara, CA 93111-2936.

            The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file jointly was previously filed as Exhibit A of the Original Schedule 13D. Each Reporting Person disclaims beneficial ownership of all Shares of stock, other than those reported herein as being owned by it.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Item 3 of the Original 13D is being amended and restated as follows:

            The 2,314,942 Shares (excluding 1,177,800 Shares issuable upon the exercise of options) reported herein as being beneficially owned by the Reporting Persons in the aggregate were acquired at an aggregate purchase price of approximately $167,237,197. The Shares beneficially owned by the Reporting Persons were acquired with investment funds in accounts under management.

ITEM 4.     PURPOSE OF TRANSACTION.

            Item 4 of the Original 13D is being supplemented by the addition of the following:

            The Reporting Persons are reviewing the terms of Allergan, Inc.'s ("Allergan") proposal to purchase all of the outstanding shares of the Company. The Reporting Persons have not yet determined whether they will support the proposal.

            The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) -
(j) of Item 4 of Schedule 13D except as set forth herein. The Reporting Persons intend to review their investment in the Company on a continuing basis. Depending on various factors including, without limitation, the Company's pursuit (or abandonment) of the merger with either Allergan or Medicis Pharmaceutical Corporation, the Company's financial position and strategic direction, the price levels of Shares of the Company's stock, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, purchasing additional Shares, or selling some or all of their Shares, hedging their positions, or changing their intention with respect to any and all matters referred to in Item 4.

-----------------------                                 --------------------
CUSIP NO. 453235103                                     PAGE 9 OF 11 PAGES
-----------------------                                 --------------------

ITEM 5.     INTEREST IN SECURITIES OF THE COMPANY

            Item 5 of the Original Schedule 13D, is being amended and restated as follows:

            (a) The aggregate percentage of the Shares reported owned beneficially by the Reporting Persons is based upon 36,663,105 shares outstanding, which is the total number of Shares outstanding as reported in the Company's Proxy Statement filed on November 16, 2005.

            (b) As described in Item 3, as of the date of this Schedule 13D:

SAC Capital Advisors has shared voting and dispositive powers with respect to 3,492,742 Shares (including 1,177,800 Shares issuable upon the exercise of options), constituting approximately 9.5% of such class of securities.

SAC Capital Management has shared voting and dispositive powers with respect to 3,492,742 Shares (including 1,177,800 Shares issuable upon the exercise of options), constituting approximately 9.5% of such class of securities.

SAC Capital Associates has shared voting and dispositive powers with respect to 3,477,978 Shares (including 1,177,800 Shares issuable upon the exercise of options), constituting approximately 9.5% of such class of securities.

SAC MultiQuant has shared voting and dispositive powers with respect to 10,664 Shares, constituting less than 1% of such class of securities.

SAC Meridian has shared voting and dispositive powers with respect to 4,100 Shares, constituting less than 1% of such class of securities.

Steven A. Cohen has shared voting and dispositive powers with respect to 3,492,742 shares of Stock (including 1,177,800 Shares issuable upon the exercise of options), constituting approximately 9.5% of such class of securities.

SAC Capital Advisors, SAC Capital Management and Mr. Cohen own no Shares directly. Pursuant to investment agreements, SAC Capital Advisors and SAC Capital Management share investment and voting power with respect to the securities held by SAC Capital Associates, SAC MultiQuant and SAC Meridian. Mr. Cohen controls SAC Capital Advisors and SAC Capital Management. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934,

-----------------------                                 --------------------
CUSIP NO. 453235103                                     PAGE 10 OF 11 PAGES
-----------------------                                 --------------------

as amended, each of (i) SAC Capital Advisors and SAC Capital Management may be deemed to own beneficially 3,492,742 Shares, which includes 1,177,800 Shares issuable upon the exercise of options (constituting approximately 9.5% of the Shares outstanding), and (ii) Mr. Cohen may be deemed to own beneficially 3,492,742 Shares, which includes 1,177,800 Shares issuable upon the exercise of options (consisting approximately of 9.5% of the shares outstanding). Each of SAC Capital Advisors, SAC Capital Management and Mr. Cohen disclaim beneficial ownership of any of the securities covered by this statement.

            (c) There has been no transactions in Shares of the Company by the Reporting Persons since the filing of the Original Schedule 13D.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

            SAC Capital Associates purchased exchange traded options and sold exchange traded puts as follows:

      -----------------------------------------------------------------------
         DATE OF    PURCHASED     SHARES     EXERCISE   EXPIRATION    PRICE
        PURCHASE      CALL/     UNDERLYING   PRICE PER     DATE        PER
                     SOLD PUT    OPTIONS     SHARE ($)                OPTION
                                                                       ($)
      -----------------------------------------------------------------------
        12/1/2005   Purchased    110,000       75.00    01/21/2006    9.50
      -----------------------------------------------------------------------
        12/1/2005      Sold     (110,000)      75.00    01/21/2006    0.15
      -----------------------------------------------------------------------
        12/1/2005   Purchased    100,000       75.00    01/21/2006    9.40
      -----------------------------------------------------------------------
        12/1/2005      Sold     (100,000)      75.00    01/21/2006    0.10
      -----------------------------------------------------------------------
        12/1/2005   Purchased    460,000       75.00    01/21/2006    9.40
      -----------------------------------------------------------------------
        12/1/2005      Sold     (460,000)      75.00    01/21/2006    0.15
      -----------------------------------------------------------------------
        12/2/2005   Purchased    940,000       75.00    01/21/2006    9.60
      -----------------------------------------------------------------------
        12/2/2005      Sold     (940,000)      75.00    01/21/2006    0.10
      -----------------------------------------------------------------------
        12/6/2005   Purchased    500,000       75.00    12/17/2005   10.6
      -----------------------------------------------------------------------
        12/6/2005      Sold     (500,000)      75.00    12/17/2005    0.23
      -----------------------------------------------------------------------
        12/7/2005   Purchased    100,000       75.00    12/17/2005   10.9
      -----------------------------------------------------------------------
        12/7/2005      Sold     (100,000)      75.00    12/17/2005    0.08
      -----------------------------------------------------------------------
        12/7/2005   Purchased    100,000       75.00    12/17/2005   11.3
      -----------------------------------------------------------------------
        12/7/2005      Sold     (100,000)      75.00    12/17/2005    0.05
      -----------------------------------------------------------------------
        12/7/2005   Purchased    100,000       75.00    12/17/2005   11.4
      -----------------------------------------------------------------------
        12/7/2005      Sold     (100,000)      75.00    12/17/2005    0.07
      -----------------------------------------------------------------------
        12/7/2005   Purchased     27,800       75.00    12/17/2005   11.7
      -----------------------------------------------------------------------
        12/7/2005      Sold      (27,800)      75.00    12/17/2005    0.10
      -----------------------------------------------------------------------

            Except as set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Company.

-----------------------                                 --------------------
CUSIP NO. 453235103                                     PAGE 11 OF 11 PAGES
-----------------------                                 --------------------


                                   SIGNATURES

            After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2005

S.A.C. CAPITAL ADVISORS, LLC




By: /s/ Peter Nussbaum
   --------------------------
   Name: Peter Nussbaum
   Title: Authorized Person




S.A.C. CAPITAL MANAGEMENT, LLC

By: /s/ Peter Nussbaum
   --------------------------
   Name: Peter Nussbaum
   Title: Authorized Person



S.A.C. CAPITAL ASSOCIATES, LLC




By: /s/ Peter Nussbaum
   --------------------------
   Name: Peter Nussbaum
   Title: Authorized Person


S.A.C. MULTIQUANT FUND, LLC



By: /s/ Peter Nussbaum
   --------------------------
   Name: Peter Nussbaum
   Title: Authorized Person

S.A.C. MERIDIAN FUND, LLC


By: /s/ Peter Nussbaum
   --------------------------
   Name: Peter Nussbaum
   Title: Authorized Person



STEVEN A. COHEN



By: /s/ Peter Nussbaum
   --------------------------
Name: Peter Nussbaum
Title: Authorized Person